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            [LETTERHEAD OF MILBERG WEISS BERSHAD HYNES & LERACH LLP]

May 1, 2001

VIA EDGAR
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Division of Corporate Finance
Securities and Exchange Commission
Mal Stop 0304
Washington, D.C. 20549


Attention: John D. Reynolds, Esq.
           Assistant Driector, Office of Small Business


                Re: America's Shopping Mall, Inc. - File No. 0-32419
                    ------------------------------------------------

Ladies and Gentlemen:

As counsel to America's Shopping Mall, Inc., and on behalf of America's Shopping Mall, we hereby request withdrawal of the Form 10-SB, accession number 0001125282-01-000829, filed on March 2, 2001.

Please call the undersigned at (212) 946-9380 if you have any questions concerning this request.

Very truly yours,


 MILBERG WEISS BERSHAD HYNES & LERACH LLP


By: /s/ Wai Y. Chan
    -------------------
        Wai Y. Chan

cc: Mr. Irwin Schneidmill
    Donald J. Rinehart, Esq.
    Mr. Edwin Adames